SembCorp Industries

Co Regn No: 199802418D

05010871

Rule 12g3-2(b) File No. 825109

16 August 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED

Linda Hoon Siew Kin
Group Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 1998022418D

August 15, 2005

Management Changes at SembCorp Environmental Management

- Ms Loh Wai Kiew to step down as President and CEO on October 31, 2005
- Mr Heng Chiang Gnee appointed as CEO designate with immediate effect, assumes post of President and CEO on November 1, 2005

SembCorp Industries would like to announce that Ms Loh Wai Kiew has resigned as President and CEO of SembCorp Environmental Management (SembEnviro). SembEnviro is Asia's leading environmental management company and a wholly-owned subsidiary of SembCorp Industries Ltd. Mr Heng Chiang Gnee, the current Deputy President of SembCorp Marine and Chairman of Sembawang Shipyard, has been appointed as CEO designate with immediate effect and will take over as President & CEO of SembEnviro with effect from November 1, 2005. Mr Heng will remain as a Director on the Board of Sembawang Shipyard.

Said Mr Tang Kin Fei, Group President and CEO of SembCorp Industries, "During the last six years Wai Kiew has grown SembEnviro to be a leading provider of integrated environmental services in the region. She has built up a strong corporate culture and has laid the foundations for the company's next wave of development in key overseas markets with new partnerships. We would like to thank Wai Kiew for her leadership even as we look forward to seeing the company's new stage of growth."

Ms Loh who will stay on as a director on SembEnviro's board, commented of her move, "Although it has been a difficult decision for me to leave, I am confident that with Chiang Gnee, SembEnviro is in capable hands".

Of Mr Heng's appointment, Mr Tang commented, "Chiang Gnee combines able management and keen business acumen with a passion for the environment. He is a good choice to take over as SembEnviro's President and CEO."

Mr Heng joined the group in 1993 as Sembawang Shipyard's General Manager of Business Development and rose to become Managing Director in 1995 and Chairman in 2002. In 1997, following the merger of Sembawang Shipyard and Jurong Shipyard, he was also appointed Deputy President of SembCorp Marine. Prior to that Mr Heng worked with the Singapore

Technologies Group, in businesses spanning shipbuilding and repair, ordnance, aircraft engine manufacturing and lifestyle entertainment.

Said Mr Heng, "I am pleased to be given this opportunity to take over the helm as President and CEO of SembEnviro.

In a short time, SembEnviro has become a household name in Singapore, known for its quality of service and partnership with the community. It has also established itself as a major environmental services provider in key markets in the region, leveraging on competitive advantages from its IT-driven management systems and ongoing innovation.

I am excited to lead SembEnviro to the next stage of its development as environmental care is close to my heart."

A Colombo Plan Scholar, Mr Heng holds a Bachelor of Marine Engineering (First Class) from the University of Newcastle-Upon-Tyne. He also obtained a Master of Science (Management) from the Sloan School of Management, Massachusetts Institute of Technology, United States, and attended Harvard University's Advanced Management Program.

For media queries please contact:

Ms April Lee
Vice President
Group Corporate Relations
Tel: (65) 6723 3160
Email: april.lee@sembcorp.com.sg